UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 4 TO
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
EUPA INTERNATIONAL CORPORATION
(Name of the Issuer)
EUPA INTERNATIONAL CORPORATION
TSANN KUEN ENTERPRISE CO., LTD.
TSANN PAO CO.
(Name of Person(s) Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
2984141202
(CUSIP Number of Class of Securities)
Victor Yang, Chairman
Special Executive Committee of the Board of Directors
EUPA International Corporation
89 North San Gabriel Boulevard
Pasadena, California 91107
(626) 793-2688
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:
Jonathan R. Hodes, Esq.
Albert P. Asatoorian, Esq.
Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd., Suite 2000
Sherman Oaks, California 91403
(818) 444-4500
William Manierre, Esq.
Sheppard Mullin Richter & Hampton, LLP
Four Embarcadero Center, Seventeenth Floor
San Francisco, CA 94111
Tel: (415) 434-9100
Paula Winner Barnett, Esq.
17967 Boris Drive
Encino, California 91316
(818) 776-9881

     This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☒	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation(1)	$927,696.60	Amount of Filing Fee(2)	$147.84
(1)	The transaction valuation was determined by multiplying 2,319,239, the maximum number of shares that may be redeemed and cancelled by the issuer, by $0.40, the price being paid in this transaction.

(2)	Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$141.00

Form or Registration No.:	Schedule 13E-3

Filing Party:	EUPA International Corporation

Date Filed:	June 1, 2006
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
RESULTS OF GOING PRIVATE TRANSACTION
     On January 24, 2007, EUPA International Corporation, a Nevada corporation (the “Company”), filed a Certificate of Change with the Nevada Secretary of State, decreasing the authorized number of the Company’s shares of common stock, $0.001 par value (the “Common Stock”), from 25,000,000 to 3,125 shares, effecting a one for 7,999 reverse stock split (the “Split”) of its Common Stock. On January 26, 2007, the Split became effective. Holders of the Common Stock received one share of Common Stock for each 7,999 shares they held immediately before the effective date of the Split. Stockholders who would have held a fraction of a share of the Common Stock immediately following the Split, in lieu of receiving a fractional share, are entitled to receive an amount, in cash, equal to $0.40 per share of Common Stock held by such stockholder immediately before the Split that would otherwise have been converted into a fractional share. Stockholders who owned fewer shares than the amount of the Split ratio on the effective date of the Split no longer are stockholders of the Company.
     Immediately prior to the Split, there were 20,884,918 shares outstanding. 2,319,239 became fractional shares as a result of the Split. 1,798,191 of these shares were held by stockholders who are no longer stockholders as a result of the Split. The results of the Split are as follows:

Number of shares outstanding prior to the Split: 20,884,918
Number of shares outstanding after the Split: 2,321
Number of stockholders of record prior to the Split: 907
Number of stockholders of record after the Split: 32
Total cash payable in lieu of fractional shares: $927,695.60
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007	EUPA INTERNATIONAL CORPORATION
	By:	/s/ Yuan-Chung Tsai
Yuan-Chung Tsai
	Its:	President and Chief Executive Officer

Dated: June 28, 2007	TSANN KUEN ENTERPRISE, CO., LTD.
	By:	/s/ Hsing Chuang
Hsing Chuang
	Its:	Chairman

Dated: June 28, 2007	TSANN PAO CO.
	By:	/s/ Tsan Kun Wu
Tsan Kun Wu
	Its:	Chairman